UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER	001-09927
CUSIP NUMBER	204620207

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

Part I — Registrant Information

Comprehensive Care Corporation

Full name of Registrant:

Former name if Applicable:

3405 W. Dr. Martin Luther King Jr. Blvd., Suite 101,

Address of Principal Executive Office (Street and Number):

Tampa, Florida 33607

City, State and Zip Code:

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

As disclosed in the Current Report on Form 8-K filed by the Company on September 23, 2013, the Chief Financial Officer of the Company resigned for personal reasons effective as of September 20, 2013. The Company has not appointed a replacement, and must do so in order to appropriately prepare the financials for, and to deliver the appropriate certifications with respect to, the Form 10-Q for the period ending September 30, 2013. The Company will make such filing once such process is completed.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Clark Marcus	813	288-4808
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate a significant reduction in our total operating revenues due to the previously announced expiration of our major Puerto Rico contract. We also anticipate a significant reduction in total expenses as a result of such contract expiration. As a result, we anticipate a net loss for the quarter ended September 30, 2013 as compared to net income we reported for the quarter ended September 30, 2012. However we are not able to quantify the amount of the net loss pending the review and completion of our quarterly financial review.

COMPREHENSIVE CARE CORPORATION, a Delaware Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2013	By:	/s/ Clark Marcus
Clark Marcus Chief Executive Officer